Exhibit 2

Directors and Executive Officers of

Gix Internet Ltd. as of October 3, 2022

The name, position, principal occupation, business address and citizenship of each director and executive officer is set forth below.

Name (Citizenship)	Position	Principal Occupation	Business Address
Eliyahu Yoresh	Chairman of the Board	Senior executive	11 Derech Menachem Begin Street, Ramat Gan, Israel
Ron Silberman	Director	Accountant	11 Derech Menachem Begin Street, Ramat Gan, Israel
Shoshi Eizenberg Hertz	Director	Attorney	11 Derech Menachem Begin Street, Ramat Gan, Israel
Asaf Izhaik	Director	Business owner	11 Derech Menachem Begin Street, Ramat Gan, Israel
Liron Carmel	Director	Chief Executive Officer of Medigus Ltd. (Nasdaq: MDGS)	11 Derech Menachem Begin Street, Ramat Gan, Israel
Amitay Weiss	Chief Executive Officer	Business consultant	11 Derech Menachem Begin Street, Ramat Gan, Israel